Exhibit 99.4

PERDIGÃO S.A.

CNPJ/MF n.º 01.838.723/0001-27

A Public Company

EXTRACTO FROM THE MINUTES OF THE 4th /2008 ORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: May 19 2008 at 11:00 a.m. at Av. Escola Politécnica, 760, São Paulo, SP. QUORUM:   The full complement of Board Members. PRESIDING OFFICIALS: Nildemar Secches, President and Ney Antonio Flores Schwartz, Secretary. RESOLUTIONS TAKEN: 1) Composition of the Board Advisory Committees: The Board of Directors deliberated on the composition of the Board Advisory Committees, which shall be constituted as follows: 1.1) Executive Compensation and Development Committee: Nildemar Secches, Francisco Ferreira Alexandre, Maurício Novis Botelho, Marcelo de Souza Muniz, José Antonio do Prado Fay and Gilberto Antonio Orsato; 1.2) Strategy and Finance Committee: Nildemar Secches, Manoel Cordeiro Silva Filho, Rami Naum Goldfajn, Marcelo de Souza Muniz, José Antonio do Prado Fay and Leopoldo Viriato Saboya; 1.3) Governance and Ethics Committee: Jaime Hugo Patalano, Luís Carlos Fernandes Afonso, Décio da Silva, Marcelo de Souza Muniz, José Antonio do Prado Fay and Paulo Ernani de Oliveira. 2) Authorization for Concession of a Surety: The Board of Directors decided to authorize the concession of a surety to the Perdigão Sustainability Institute for the contracting of a credit line amounting to R$ 9,325,000.00 (nine million, three hundred and twenty-five thousand Reais) from the Banco Nacional de Desenvolvimento Econômico e Social – BNDES, (National Economic and Social Development Bank) as approved by the Bank’s Executive Management on April 22 2008, through Executive Management Resolution 310/2008. 3) Other Company matters of an internal nature. CONCLUSION: These minutes having been read and approved, were signed by the participants of the meeting. Nildemar Secches, President; Ney Antonio Flores Schwartz, Secretary; Francisco Ferreira Alexandre; Jaime Hugo Patalano; Luís Carlos Fernandes Afonso; Maurício Novis Botelho; Manoel Cordeiro Silva Filho; Décio da Silva; Rami Naum Goldfajn. (I certify that this is an exact copy of the original minutes transcribed in Register 2 of the Minutes of the Ordinary and Extraordinary Meetings of the Company’s Board of Directors, pages 46 and 47)

NEY ANTONIO FLORES SCHWARTZ

Secretary